UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc’s. Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited Consolidated Financial Statements for the third quarter ended September 30, 2004.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  November 4, 2004

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

For the three and nine month periods ended September 30, 2004

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis contained in this management discussion and analysis are as of October 29, 2004.

This discussion and analysis covers our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2004 in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  See note 14 of the unaudited interim consolidated financial statements for a reconciliation to Canadian GAAP.  This discussion and analysis provides an update to the discussion and analysis prepared for the fifteen month period ended December 31, 2003 and should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements for the fifteen month period ended December 31, 2003 contained in our 2003 Annual Report.  Additional information relating to our Company, including our 2003 Annual Report and AIF, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

Effective January 1, 2004, we changed our functional currency to the U.S. dollar and accordingly we elected to report our consolidated financial statements in accordance with U.S. GAAP and changed our reporting currency to the U.S. dollar from the Canadian dollar (see Accounting Changes for further information).

Overview

We are a Canadian company dedicated to enhancing the performance of medical devices and biomaterials through the emerging field of drug-coated medical devices and drug-loaded surgical implants.  We use our drug screening capabilities to identify pharmaceutical compounds that can address the underlying biological causes of sub-optimal clinical results obtained with specific medical devices or surgical implants.   Once the appropriate drug has been identified, we optimize dosing and develop proprietary ways to enable the drug to be released from a medical device or surgical implant in order to enhance the performance of the medical device or surgical implant and improve patient outcomes.

We have several products approved for sale in various jurisdictions.  Our leading product is a paclitaxel-eluting coronary stent used to reduce restenosis in patients following a balloon angioplasty procedure.  One of our licensees, Boston Scientific Corporation (“BSC”) received FDA approval to market its TAXUS TM Express2TM  paclitaxel-eluting stent system in March, 2004 and it is now being sold in the U.S.  The product has also been approved for commercial sale in Europe and other countries outside of the regulated market of Japan.

Our other products include bioresorbable hemostatic devices and biosealants for tissue repair and regeneration and biocompatible coatings for medical devices.  Through our recent acquisition of NeuColl, Inc. we also added commercial collagen-based products for orthopedic and spinal applications.

Our clinical development focus continues to be on the European pivotal study for the paclitaxel-loaded vascular wrap program for treating patients with peripheral vessel disease and completing our European assessment of several Adhibit™ programs.

We continue to add to our existing technology through our clinical development programs, internal research and development, product acquisition and in-licensing and through acquisition of companies that contribute to our overall corporate strategy (see Acquisition and Agreements).

Critical Accounting Policies and Estimates

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

•

Revenue recognition

•

Research and development costs

•

Goodwill and intangible assets

•

Stock-based compensation

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations in respect to the royalty fee.  As we only started to receive royalty revenue in 2003 and significant royalty revenue in the previous quarter, we do not yet have a long enough history to estimate royalty revenue on the drug-eluting stent with a high degree of certainty.  Therefore, we record royalty revenue for the drug-eluting stent upon receipt, which results in a one quarter lag from the time the associated sales were recorded by our corporate partners.   We will continue to record royalty revenue on a one quarter lag basis until such time as we are able to predict royalty revenue with a high degree of certainty.

Product sales revenue is recognized when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for product sales subject to returns and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates and have historically not been significant.  A significant change in this estimate could have a material impact on our earnings.

License fees are comprised of initial upfront fees and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial upfront fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.  Any change in our involvement during the period could have a material impact on our earnings.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs including in-process research and development are expensed in the year incurred. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed.  For the nine month period ended September 30, 2004 we expensed $6.4 million for acquired in-process research and development.

Goodwill and intangible assets

Goodwill and indefinite life intangible assets are tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.

Our identifiable intangible assets are primarily comprised of developed product and core technologies, and distribution relationships acquired through our business combinations.  Intangible assets also include purchased proven medical technologies.  We amortize intangible assets on a straight line basis over the estimated life of the technologies, which can be from two to ten years depending on the circumstances and the intended use of the technology.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

We record compensation expense for stock options issued to employees and non-employees subsequent to October 1, 2002 using the fair value method of accounting for stock-based compensation transactions.  We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.  Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model), could produce different fair value for stock-based compensation, which could have a material impact on our earnings.

Accounting Changes

Functional and reporting currency and foreign currency translation

Effective January 1, 2004, we changed our functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which we operate as a result of increasing U.S. dollar denominated revenues and expenditures.  Concurrent with the change in our functional currency, we adopted the U.S. dollar as our reporting currency.  The consolidated financial statements for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency have been translated into the U.S. reporting currency using the current rate method as follows:  assets and liabilities using the rate of exchange prevailing at the balance sheet date; shareholders’ equity using the applicable historic rate; and revenue and expenses using a weighted average rate of exchange for the respective periods.  Translation gains and losses have been included as part of the cumulative foreign currency translation adjustment which has been reported as a component of shareholders’ equity.

Changes in accounting policies relating to adoption of U.S. GAAP

All accounting policies are the same as described in note 2 to our audited consolidated financial statements for the fifteen month period ended December 31, 2003 except for the following which have been retroactively adopted to comply with U.S. GAAP:

Research and development

Research and development costs including in-process research and development are expensed in the year incurred. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed.  Acquired in-process research and development was expensed in the amount of $6.4 million for the current nine month period and $3.6 million for the comparative nine month period.

Income taxes

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards.  A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.  This change did not impact our current or previous period earnings.

Short-term investments

We consider all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term and long-term investments that are classified as available-for-sale are carried at market value with unrealized gains or losses reflected as a component of other comprehensive income.  This change resulted in disclosure of other comprehensive income (loss) on the consolidated statement of changes in shareholders’ equity and comprehensive income for the current period.

Acquisition

On August 6, 2004, we completed the acquisition of the remaining shares, representing approximately 58%, of NeuColl, Inc. (“NeuColl”) for cash consideration of approximately $13.4 million.  NeuColl is an orthobiologics company engaged in the development and commercialization of collagen-based products for orthopedic and spinal applications.  NeuColl was acquired primarily for the intellectual property related to its collagen-based products.  The acquisition was accounted for as a step acquisition using the purchase method of accounting.  We previously owned an equity interest in NeuColl through the acquisition of Cohesion which was completed in January 2003.

The purchase price allocation resulted in $10.2 million in identifiable intangible assets which will be amortized over their estimated useful lives of two to ten years.  The identifiable intangible assets included $8.7 million for existing distribution agreements primarily with Zimmer, Inc.  Goodwill for the acquisition was $4.4 million and included $2.4 million related to the deferred income tax liability on the acquired identifiable intangible assets.  The assets, liabilities, revenue and expenses of NeuColl have been included in our consolidated financial statements from August 6, 2004, the date of acquisition.

Agreements

Poly-Med, Inc.

In April 2004 we entered into a License Agreement with Poly-Med, Inc. which granted us exclusive and non-exclusive rights to several of Poly-Med’s key technologies, including a portfolio of absorbable and biodegradable polymers and drug delivery technologies.  In exchange for these rights we made an initial up-front license payment of $6.4 million, which was expensed for accounting purposes under US GAAP.  The amount was expensed and treated as acquired in-process research and development as the technology is at an early stage of development, not currently determined to be technologically feasible and did not have any alternative future use.  We also have additional payments under the license agreement subject to future performance by both parties (see contractual obligations discussed below).  We also entered into a Research Agreement and will collaborate with Poly-Med on research to develop products derived from the licensed technologies and explore the application of these technologies to drug-loaded medical device and biomaterial research efforts we already have underway.

Orthovita, Inc.

In July 2004, we completed our purchase of 5,681,818 common shares of Orthovita, Inc. for $25.0 million.  This gives us approximately 12.2% ownership in Orthovita, Inc. which will be accounted for under the cost method as a long-term portfolio investment.  In July 2004, we also entered into a North American sales and distribution agreement with Orthovita for our CoStasis® Surgical Hemostat product.   Orthovita will assume all sales, marketing and distribution responsibilities of the product and we will be responsible for manufacturing.  This product will be rebranded over the next several months for use in spine and orthopedic surgery under the brand name VITAGEL TM.

MIT and JHU

In September 2004 we entered into a License Agreement with Massachusetts Institute of Technology (“MIT”) and the Johns Hopkins University (“JHU”) which granted us exclusive and non-exclusive rights to patents for the use of biocompatible polymers for delivery of chemotherapeutic drugs.  In exchange for these rights we made an initial up-front license payment of $6.6 million to Guilford Pharmaceuticals, Inc., the company that had previously licensed the patents.  We have capitalized the up-front payment which will be amortized over its estimated useful life of ten years.  The amount was capitalized as the technology was determined to have alternative future use.

Cook, Incorporated

In September 2004 we amended our 1997 license agreement with Cook to accommodate Cook’s election to exit and return all rights regarding the coronary vascular field and to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents.  The agreement was amended to increase the royalty rate upon the commercial sale of paclitaxel-eluting peripheral vascular stent products; to provide us with the ability to grant sublicensing rights to BSC for the paclitaxel-eluting coronary vascular products; and to provide a multi-year extension to the license agreement for Cook regarding the peripheral vascular and gastrointestinal fields of use.  In consideration for these amendments we made a $25.0 million upfront license payment to Cook upon execution of the amended agreement.  This payment remained in trust until BSC was free to exercise an option for exclusivity in the paclitaxel-eluting coronary vascular field which occurred on October 28, 2004 (see Subsequent Events).

Stock Split

In January 2004, our shareholders authorized a 2 for 1 stock split of our common share capital.   All income (loss) per share amounts discussed in the Management Discussion and Analysis of Financial Condition and Results of Operations and all common shares, options and per share amounts disclosed in the unaudited consolidated financial statements have been retroactively adjusted to give effect to the stock split.

Results of Operations

(in thousands of U.S.$, except per share data)	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	$	$	$	$
Operating income (loss)	22,092	(6,064)	6,558	(23,072)

Other income (expenses)	4,449	53	4,020	(9,106)

Income (loss) for the period before income taxes	26,541	(6,011)	10,578	(32,178)
Income tax recovery	78	-	393	-
Net income (loss) for the period	26,619	(6,011)	10,971	(32,178)

Basic net income (loss) per share	0.32	(0.09)	0.13	(0.47)
Diluted net income (loss) per share	0.31	(0.09)	0.13	(0.47)

For the three month period ended September 30, 2004 our operating income increased by $28.2 million compared to the same period in the prior year.  This increase was primarily the result of an increase in royalty revenue of $39.7 million.  The increase in revenue was offset by an increase in expenses of $11.8 million primarily due to an increase in license and royalty fees owing to our licensors based on the royalty revenue we received in the period and increases in our operating expenditures over the same period in the prior year.  Other income increased by $4.4 million for the three month period ended September 30, 2004 compared to the three month period ended September 30, 2003 due to a $3.2 million foreign exchange gain in the current period.

For the nine month period ended September 30, 2004 our net income increased by $43.1 million compared to the same period in the prior year. This increase was a net result of an increase in our year to date revenue of $59.5 million, an increase in our other income of $13.1 million offset by an increase in expenses of $29.9 million for the same period in the prior year.

The results of operations for the three and nine month periods ended September 30, 2004 were in line with our expectations.

Revenues

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	$	$	$	$
Royalty revenue – drug-eluting stent	40,425	1,291	54,562	1,629
Royalty revenue – other	574	-	1,334	-
Product sales	3,219	1,833	10,299	5,412
License fees	51	1,155	3,358	2,993
	44,269	4,279	69,553	10,034

Royalty revenue from our corporate partners under the drug-coated stent co-exclusive license was $40.4 million and $54.6 million respectively for the three and nine month periods ended September 30, 2004, compared to $1.3 million and $1.6 million for the same periods in the prior year.  The other royalty revenue for the three and nine month periods ended September 30, 2004 was generated from license agreements on several of our other commercial products.   As described in the revenue recognition accounting policy, we currently record royalty revenue for the drug-eluting stent upon receipt, which results in a one quarter lag from the time the associated sales were recorded by our corporate partners.  The gross royalty rate earned in the quarter was 8.0% (5.1% in the previous quarter) for sales in the U.S. and 5.3% (5.1% in the previous quarter) for sales in other countries.  The drug-coated stent royalty revenue received to date has averaged approximately 6.4% (as expected) of the eligible drug-eluting stent net sales earned by our corporate partners in the U.S., Europe and other world markets (not including Japan).  The average royalty rate for the three month period ended September 30, 2004 increased due to the tiered royalty rate calculations on net sales as provided for in the license agreement.

BSC announced a voluntary recall of approximately 88,200 drug-eluting stents in July and August 2004 due to characteristics in the delivery catheter that have the potential to impede balloon deflation during a coronary angioplasty procedure.  In September 2004, BSC announced that the FDA had inspected both of their manufacturing facilities and no observations were reported.  The recall did not significantly impact our royalty revenue for the quarter ended September 30, 2004 and we do not expect it to impact next quarter’s royalty revenue.

BSC has the option to convert to an exclusive license in the coronary vascular field of use as a result of Cook’s election to exit and return all rights regarding the coronary vascular field, subject to a regulatory filing and review.  If BSC elects to convert to an exclusive license our royalty rates on net sale of the drug-eluting stent will increase by 1%.

Product sales of our other commercial products for the three and nine month periods ended September 30, 2004 increased in comparison to the same periods in the prior year due to additional products resulting from our acquisitions of STS in December 2003 and NeuColl in August 2004.  Our year to date product sales also increased due to the agreements that we entered into in the prior year with Baxter Healthcare Corporation (“Baxter”), whereby Baxter began to distribute the CoSeal® product in the U.S. and Europe in April 2003.  We receive a percentage of the sales revenue for this product until Baxter sells the remaining inventory manufactured by Cohesion that was transferred to Baxter by December 31, 2003.  In January 2004, Baxter began manufacturing the CoSeal® product directly.  Once our remaining inventory is sold we will switch to receiving a royalty on the sales of CoSeal® sold by Baxter.  Our product sales of the remaining inventory of CoSeal® will be minimal over the remainder of 2004 as we have primarily switched to recording royalty revenue.  We expect total product sales to maintain a similar level as in the current quarter for the last quarter of 2004.

License fees for the three month periods ending September 30, 2004 and 2003 consisted of amortization of upfront license payments received in prior years.  License fees for the nine month period ended September 30, 2004 were comprised of amortization of upfront license payments received in prior years ($1.4 million) and milestone payments received from corporate partners ($2.0 million).  We received an upfront license fee of $8.0 million in April 2003 from Baxter of which $6.0 million was recognized into income from April 2003 to February 2004, the period of our involvement, as it was non-refundable. The remaining $2.0 million of the upfront fee remains in deferred revenue as it is potentially refundable if we terminate the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elect to continue distributing the product.  Our exposure to the potential refund expires partially at the end of 2005 ($1.0 million) and partially at the end of 2006 ($1.0 million).  Also included in the nine month period ended September 30, 2004 license fees was $2.0 million in milestone payments received from Baxter upon FDA and European approval of the CoSeal® manufacturing process.

Expenditures

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	$	$	$	$
License and royalty fees on royalty revenue	6,231	762	9,712	892
Cost of goods sold – product sales	2,034	1,591	5,547	3,465
Research and development	6,366	3,191	18,229	9,030
Selling, general and administrative	5,653	3,115	15,428	11,625
Amortization	1,893	1,684	7,704	4,539
Acquired in-process research and development	-	-	6,375	3,555
	22,177	10,343	62,995	33,106

License and royalty fees on royalty revenue

Royalty and license fee expense primarily consisted of license and royalty payments due to our licensors as a result of royalty revenue received for sales of the drug-eluting stent.  The significant increase in this expense for the three and nine month periods ended September 30, 2004 compared to the same periods in the prior year was directly related to the increase in royalty revenue.

Cost of goods sold

Our gross margins increased to 37% and 46% respectively for the three and nine month periods ended September 30, 2004 compared to 13% and 36% for the same periods in the prior year.  The higher proportional cost of goods sold in the prior periods was primarily due to additional costs incurred for the transfer of the sales, marketing and distribution rights of the CoSeal® product to Baxter.

Research and development

Our research and development expenditures primarily consist of costs associated with pre-clinical testing, clinical trials of our product candidates as well as post approval product support costs.  The proportions of each of these categories as a percentage or our total research and development expenditures for the three and nine month periods ended September 30, 2004 and 2003 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Research and development
Pre-clinical testing	59%	37%	54%	55%
Clinical trial programs	38%	47%	40%	37%
Post approval programs	3%	16%	6%	8%
Total research and development	100%	100%	100%	100%

The increase in the proportion of pre-clinical testing expenditures in the current quarter compared to the same period in the prior year was primarily due to the increased focus on several pre-clinical programs in our medical device coatings and implants segment.  We anticipate that several of these programs will move into clinical trials in 2005.

Our preclinical research and development efforts are divided into several distinct product development programs, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action and filing patents related to our discoveries. The costs associated with these activities are primarily internal labour costs and we expect to continue to expand these efforts through the remainder of 2004.

We are currently involved in the following clinical programs:

(in thousands of U.S.$)	Study location	Enrolment start date	Estimated date of results	Estimated R&D Expenditures For the periods ended Sept 30, 2004
				Three months	Nine months
Medical device coatings and implants:
Paclitaxel-loaded vascular wrap – European pivotal study	Europe	Sept 2003	Late 2005	$386	$2,269

Therapeutics:
Rheumatoid arthritis – Phase 2	U.S.	Sept 2002	Mid 2005	$206	$764

Non-drug loaded biomaterials:
Pivotal pulmonary sealant with CoSeal®	Europe	Mar 2003	Late 2004	$35	$152
Preliminary results from the pivotal myomectomy adhesion prevention with Adhibit™	Eur/Can	July 2003	Late 2004	$481	$976
Preliminary results from the feasibility study for endometriosis adhesion prevention with Adhibit™	Eur/Can	Oct 2003	Late 2004	$1,075	$2,309

For any clinical trial, expenditures and results are generally affected by the time required to fully enroll patients into the study, the potential for periodic reviews by a data safety monitoring committee, the length of follow up required to measure efficacy and safety, and the time required for data analysis.  The costs associated with these activities are primarily internal labour and external clinical research organization expenditures.  We expect clinical trial expenditures to continue to increase throughout 2004 and 2005 as we plan to progress current and new clinical trials into new phases and locations.

Total research and development expenditures for the three month period ended September 30, 2004 increased by 99% compared to the three month period ended September 30, 2003 and decreased by 5% compared to the previous three month period ended June 30, 2004.  For the current three month period, research and development expenditures by type of costs incurred included salaries and benefits ($2.8 million), external clinical trial expenditures ($1.2 million), preclinical contract research and development ($544,000), and patent costs ($525,000).  The remaining $1.3 million includes lab supplies, travel, occupancy and other research and development operating costs.  The significant increase in research and development costs for the three month period ended September 30, 2004 compared to the same period in the prior year was primarily due to increases in salaries and benefit costs of $1.4 million and in external clinical trial costs of $761,000.  The increase in salaries and benefits was due to incremental costs associated with hiring new employees to support our continued expanding research and development efforts ($634,000), an increase in stock based compensation for research and development employees ($395,000) and the inclusion of research and development employees related to acquisitions ($385,000).  The increase in external clinical trial costs is primarily due to costs related to finalizing our Adhibit™ studies and our pivotal vascular wrap study.   Additional increases in research and development costs for the current quarter were the result of a general increase in activity in pre-clinical and clinical projects and the incremental costs due to acquisitions.

Research and development costs for the nine month period ended September 30, 2004 increased by 102% to $18.2 million. The increase is primarily due to an increase in salaries and benefits ($4.6 million), external clinical trial costs ($2.3 million) and patent costs ($637,000).

We expect to continue incurring substantial research and development expenses in the near future due to the continuation and expansion of research and development programs for drug coating of medical devices and implants; novel biomaterial and biomaterial-drug combination programs; potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for the vascular wrap, pulmonary sealants, and adhesion prevention programs. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.  Success of any clinical program may increase overall research and development expenditures due to the expansion and/or acceleration of the clinical program.

Selling, general and administrative expenses

Selling, general and administrative expenditures for the three month period ended September 30, 2004 increased by 81% compared to the same period in the prior year and increased by 21% compared to the previous three month period ended June 30, 2004.  Selling, general and administrative expenditures for the three month period ended September 30, 2004 by type of costs incurred included salaries and benefits ($2.4 million), professional services ($1.7 million), and business insurance policy premiums ($398,000). The remaining $1.1 million includes travel, occupancy and other operating costs.   Significant changes for the three month period ended September 30, 2004 compared to the same period in the prior year included increases in salaries and benefits of $778,000, primarily due to additional employees as a result of acquisitions ($456,000) and an increase in stock based compensation expense for the three month period ($406,000).  Additional increases were incurred in professional services due to Sarbanes Oxley related requirements and an increase in legal fees related to our intellectual property ($1.2 million), business insurance policy premiums ($254,000) and as a result of incremental costs related to acquisitions. The increase in selling, general and administrative expenditures for the three month period ended September 30, 2004 compared to the three month period ended June 30, 2004 was due to an increase in professional fees.

Selling, general and administrative expenses for the nine month period ended September 30, 2004 increased by 33% compared to the same period in 2003.  The increase was primarily due to an increase in salaries and benefits ($2.6 million), professional fees ($1.9 million) and business insurance policy premiums ($743,000).  The increase is net of a decrease of $2.5 million in sales and marketing expenditures which were incurred prior to the elimination of the sales and marketing work-force at our Palo Alto facility in April 2003.  Additional increases were a result of costs required to support our increased business development and corporate activities, and costs related to the occupancy of our leasehold facilities.

We expect the selling, general and administrative expenditures to increase slightly at a level similar to the three month period ended September, 2004.  However, general and administrative expenditures could fluctuate significantly relative to the level of potential acquisition and in-licensing transactions that we may undertake during fiscal 2004.

Amortization

Amortization expense relates to the amortization of property and equipment, medical technologies and identifiable intangible assets purchased through business combinations.  Amortization expense for the three month period ended September 30, 2004 included $992,000 on acquisition related identifiable intangible assets, compared to $1.2 million for the same period in the prior year.  The overall increase in amortization expense for the three month period ended September 30, 2004 was due to additional amortization on property and equipment acquired throughout the previous twelve months.  For the nine month period ended September 30, 2004 amortization expense increased by $3.2 million compared to the same period in the prior year. The increase was mainly due to amortization of the intangible assets acquired from Cohesion in the amount of $4.3 million for the nine month period ended September 30, 2004 compared to $3.1 million for the nine month period ended September 30, 2003.

We expect amortization expense for the remainder of the year to increase compared to the expense recorded in the current quarter due to acquisitions of intangible assets, licensed technology, and property and equipment.

Acquired in-process research and development

In April 2004 we made an up-front license payment to Poly-Med, Inc. which was expensed for accounting purposes under US GAAP.  We expect to have further acquired in-process research and development expenditures in future periods as we continue to in-license early stage technologies.

Segment Reporting

We operate in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  Segment costs are based on actual research and development costs incurred directly for the segment and an allocation of general and administration costs based on estimated usage as reflected by the amount of research and development expenditures incurred.

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	$	$	$	$
Income (loss) for reportable segments for the period
Medical device coatings/implants	28,000	(2,287)	21,854	(7,590)
Therapeutics	(360)	(643)	(1,345)	(1,785)
Non-drug loaded biomaterials	(3,097)	(1,881)	(5,975)	(10,062)
Total income (loss) for reportable segments	24,543	(4,811)	14,534	(19,437)
Non-allocable corporate expenses	(2,373)	(1,253)	(7,583)	(3,635)
Total other income (expense)	4,449	53	4,020	(9,106)
Income (loss) for the period	26,619	(6,011)	10,971	(32,178)

Our research and development expenditures are derived from our preclinical programs in our medical device coatings/implants and non-drug loaded biomaterials segments and from clinical studies which are underway in each of the segments.

The increase in income for the medical device coatings and implants segment for the three and nine month periods ended September 30, 2004 compared to the three and nine month periods ended September 30, 2003 was due to the increase in segment revenue over other expenses.  Segment revenue increased for the three month period ended September 30, 2004 by $40.7 million due to the increase in drug-eluting stent royalty revenue.  Segment expenses increased by $10.4 million for the same period primarily due to increases in license and royalty fees owing on royalty revenue, vascular wrap clinical trial expenses and pre-clinical activities in this segment.

The decrease in the loss for the therapeutics segment for the three and nine month periods ended September 30, 2004 compared to the three and nine month periods ended September 30, 2003 was due to decreased pre-clinical expenditures in this segment.

The increase in the loss for non-drug loaded biomaterial products for the three month period ended September 30, 2004 compared to the same period in the prior year was primarily due to clinical trial expenditures on the Adhibit™ programs.  For the nine month period ended September 30, 2004, the decrease in the loss for the non-drug loaded biomaterials segment was the result of an increase in segment revenue of $2.2 million primarily related to CoSeal® and a decrease in segment expenditures of $1.9 million.

Other Income (Expense)

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	$	$	$	$
Foreign exchange gain (loss)	3,182	(299)	(168)	(10,010)
Investment and other income	1,267	372	4,188	976
Interest expense - capital lease	-	(20)	-	(72)
	4,449	53	(4,020)	(9,106)

The net foreign exchange gain for the three month period ended September 30, 2004 was attributable to the effect of the strengthening Canadian dollar (relative to the U.S. dollar) on our Canadian dollar cash and cash equivalents and short-term investment portfolio. The U.S. dollar to Canadian dollar exchange ratio increased from .746 on June 30, 2004 to .791 on September 30, 2004 resulting in a recorded foreign exchange gain of $3.2 million on the average CDN $67.5 million in Canadian dollars that we held throughout the quarter.  The foreign exchange loss for the nine month period ended September 30, 2004 is a net result of the foreign exchange gains and losses for the period due to the fluctuation in the U.S. dollar (relative to the Canadian dollar) throughout the period.  The foreign exchange losses for the comparative three and nine month periods ended September 30, 2003 were a result of the strengthening Canadian dollar in comparison to the U.S. dollar on our U.S. dollar investment portfolio.  The foreign exchange loss was a result of the Canadian dollar being our functional currency for the previous periods.

Although we changed our functional and reporting currency to U.S. dollars we will continue to hold Canadian dollar denominated cash and cash equivalents and short term investments to meet our anticipated Canadian company operating and capital expenditures in future periods.  We do not use derivatives to hedge against exposures to foreign currency arising from our balance sheet financial instruments as we will require Canadian dollars for future operating and capital expenditures, potential acquisitions and in-licensing of technologies and we are therefore exposed to future fluctuations in the U.S./Canadian dollar exchange rates.

Investment and other income for the three and nine month periods ended September 30, 2004 increased compared to the same periods in the prior year due to a higher balance of cash and cash equivalents and short and long term investments available for investment from the proceeds received from our public offering in October 2003.  The average investment yield for the current quarter was 1.75% which was slightly higher than the same quarter in the prior year.  We also realized a $547,000 gain on the disposition of shares held as a long term investment during the quarter ended June 30, 2004.

Income Tax

Income tax recovery for the nine months ended September 30, 2004 was $393,000 compared to nil in the same period in the prior year.  The recovery relates to the amortization of the deferred income tax assets and liabilities which were set up upon the acquisition of our subsidiaries and an internal sale of assets between tax jurisdictions.  We anticipate that we will have sufficient loss carry forwards and tax credits available to apply against taxable income and we do not expect to have a net tax expense in any jurisdiction for the remainder of 2004.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements at September 30, 2004, other than operating leases, purchase obligations and license agreement obligations in the normal course of business, which are reflected in the contractual obligations discussion in the following section “Liquidity and Capital Resources”.

Liquidity and Capital Resources

At September 30, 2004 we had working capital of approximately $213.7 million and cash resources, comprising cash and cash equivalents and short-term and long-term investments, in the amount of $295.2 million.  In aggregate, our cash resources decreased by $17.7 million from $312.9 million at December 31, 2003.  At September 30, 2004, we retained approximately $45.9 million (CDN $58.0 million) denominated in Canadian currency.

We expect that our available cash resources, working capital, expected royalty and product revenue, estimated funding from corporate partnerships, and expected interest income, should be sufficient to satisfy the funding of our contractual obligations, existing product development programs, other operating and capital requirements, potential acquisitions and in-licensing of technologies on both a short-term and long-term basis.  The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require that we raise additional funds through debt or equity offerings. We anticipate continued and expanded involvement in clinical trials and the completion of these trials may take several years.

Our significant contractual obligations include:

•

operating leases on office and laboratory space with various expiries through to May 2012, with an option to renew through 2017;

•

purchase obligation in respect to a payment to Cook, Incorporated which was held in trust at September 30, 2004; and

•

additional payments on the Poly-Med license agreement subject to future performance.

(in thousands of US $)	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

Operating leases	10,734	325	4,241	2,467	3,701
Purchase obligation - Cook, Incorporated	25,000	25,000	-	-	-
License agreement obligations	2,000	1,000	1,000	-	-
Total obligations	37,734	26,325	5,241	2,467	3,701

Cash Flows

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	$	$	$	$
Cash provided by (used in) operating activities	33,983	(4,211)	31,597	(10,881)
Cash provided by (used in) investing activities	(21,738)	9,177	(218,141)	(4,118)
Cash provided by financing activities	51	6,559	6,275	15,437
Effect of exchange rate changes on cash and cash equivalents	-	(65)	-	7,117
Increase (decrease) in cash and cash equivalents	12,296	11,460	(180,269)	7,555

Cash provided by operating activities for the three month period ended September 30, 2004 was derived from net income for the period of $26.6 million, with add back adjustments for items not involving cash and other adjustments of $1.8 million and net changes in non-cash working capital items that provided cash of $5.6 million.  Net income for the three month period ended September 30, 2004 included $41.0 million received in royalty revenue.  Cash provided by operating activities for the nine month period ended September 30, 2004 was $31.6 million derived from net income for the period of $11.0 million, with add back adjustments for items not involving cash and other operating amounts of $11.9 million, and net changes in non-cash working capital items that provided cash of $8.7 million.  The add back for items not involving cash of $11.9 million for the nine month period ended September 30, 2004 included an expensed amount of $6.4 million for in-process research and development that was also included in investing activities.  The cash provided from net changes in non-cash working capital items for the three and nine month periods ended September 30, 2004 was mainly due to an increase in accounts payable and accrued liabilities related to royalty payments owing to our licensors and collection of accounts receivable.

Cash used in operating activities during the three month period ended September 30, 2003 of $4.2 million was derived from the loss for the period of $6.0 million, with add back adjustments for items not involving cash and other operating amounts of $1.1 million, and net changes in non-cash working capital items that provided cash of $663,000.  Cash used in operating activities for the nine month period ended September 30, 2004 was derived from the loss for the period of $32.2 million, with add back adjustments for items not involving cash and other operating amounts of $23.8 million which included deferred revenue amounts received in the prior year, and a deduction for net changes in non-cash working capital items that used cash of $2.5 million.

Net cash used in investing activities for the three month period ended September 30, 2004 of $21.7 million included $25.0 million transferred to restricted cash for payment to Cook Incorporated, completion of the NeuColl acquisition for $11.5 million net of cash acquired, purchase of the Palo Alto facility for $5.5 million, and a $6.6 million up-front payment for licensed technology.   These payments were offset by $27.8 million in proceeds from redemption, net of purchases, of short-term and long-term investments.

The increase in the use of cash for the nine month period ended September 30, 2004 was primarily due to purchases of short-term and long-term investments, net of proceeds from redemptions, of $134.3 million.  During the nine month period ended September 30, 2004, in addition to the payments made in the current quarter, we also paid $6.4 million for acquired in-process research and development related to the Poly-Med license and moved $25.0 million into restricted cash for the investment in Orthovita, Inc. which closed in July 2004.

Net cash provided by financing activities for the three and nine month periods ended September 30, 2004 primarily consisted of cash received from the exercise of stock options.  Employees exercised 641,303 stock options during the nine month period ended September 30, 2004 for cash proceeds of $6.7 million, compared to 2,678,732 stock options exercised for the same period in the prior year for cash proceeds of $16.0 million.  During the nine month period ended September 30, 2004, we also paid out $375,000 in share issuance costs that had been accrued at December 31, 2003 related to our October 2003 public offering.

Risks Related to Our Business

We are dependant upon BSC in regards to the commercial success of the drug-eluting stent.  We do not have control over the sales and marketing effort, the stent pricing, production, volumes, distribution or the regulatory environment related to BSC’s drug-eluting stent program.  Our involvement is limited to the terms of the contractual agreements which provide for the receipt of royalty revenue based on the net sales of BSC and specify the applicable royalty rates.  For example, we had no control in the volatility of our stock price as a result of the recent recall on the drug-eluting stent by BSC.  During the three and nine month periods ended September 30, 2004, revenue from BSC represents approximately 91% and 78% of our total revenue respectively.

One of our partners, BSC, is involved in several legal proceedings concerning challenges to its stent business.   As an example, current material litigation proceedings relate to the stent design, Express2TM, used in BSC’s version of our lead product. That stent design has been alleged to infringe patent rights held by Cordis Corporation, a subsidiary of Johnson & Johnson Inc. Cordis is seeking a permanent injunction to prohibit BSC from making, using, selling, offering for sale or importing the Express2TM stent into the United States. If Cordis is successful in obtaining an injunction, we and our partner, BSC, would not be able to commercialize the paclitaxel-eluting coronary stent in the United States until the relevant patent expires, unless the injunction is lifted or one of our partners is able to complete clinical trials for a version of the product using another stent design that does not infringe Cordis' patent. As a result, if Cordis obtains an injunction, commercialization of our lead product would likely be significantly curtailed.  While we are not named as a party in the Cordis lawsuit or injunction, our ability to successfully commercialize our lead product depends on BSC’s ability to sell its Express2TM stent in the United States.  We expect that either of our partners may be involved in other material legal proceedings in the future relating to the drug-eluting stent.

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide.  Should it become necessary to protect those rights, we will pursue all available strategies, including where appropriate negotiation or litigation.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters.  This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements.  These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the fifteen month period ended December 31, 2003 and the year ended September 30, 2002.

(in thousands of US$, except per share data)	Three months ended September 30, 2004 (Q3)	Three months ended June 30, 2004 (Q2)	Three months ended March 31, 2004 (Q1)	Three months ended December 31, 2003 (Q5)
	$	$	$	$
Total revenues	44,269	13,408	11,876	10,306

Operating income (loss)	22,092	(9,457)	(6,077)	(8,652)

Other income (expenses)	4,449	(404)	(25)	(8,568)

Income (loss) for the period (1)	26,619	(9,450)	(6,198)	(17,220)

Basic income (loss) per share (2)	0.32	(0.11)	(0.07)	(0.21)
Diluted income (loss) per share (2)	0.31	(0.11)	(0.07)	(0.21)

(in thousands of US$, except per share data)	Three months ended September 30, 2003 (Q4)	Three months ended June 30, 2003 (Q3)	Three months ended March 31, 2003 (Q2)	Three months ended December 31, 2002 (Q1)
	$	$	$	$
Total revenues	4,279	3,407	2,348	109

Operating loss	(6,064)	(7,262)	(9,746)	(3,624)

Other income (expenses)	53	(5,167)	(3,992)	135

Loss for the period (1)	(6,011)	(12,429)	(13,738)	(3,489)

Basic and diluted loss per share (2)	(0.09)	(0.18)	(0.21)	(0.06)

Note:  (1)    The quarterly information from Q1 2003 to Q5 2003 has been restated for the effect of implementing the accounting policy for expensing stock-based compensation for all awards granted after October 1, 2002.  We recorded total stock-based compensation expense for the fifteen month period ending December 31, 2003 of US $3.1million.

Note:  (2)    Basic and diluted loss per share takes into account two-for-one stock splits which occurred in March 2003 and February 2004.

Total revenue increased significantly in the most recent quarter as a result of receiving $40.4 million in royalty revenue from BSC in August 2004.  This was the first full quarter of royalty revenue that we received from BSC since they received FDA approval in March 2004 to sell the drug-eluting stent in the U.S.  Revenue had increased steadily over the previous six quarters after our corporate partners received approval for the commercial sale of the drug eluting stent in Europe and other world markets (excluding the U.S. and Japan), however the U.S. approval resulted in a significant increase.  Prior to the first quarter of 2004, revenue increases were also a result of commercial product sales and license fees earned by one of our subsidiaries which we acquired in Q2 2003.  Royalty revenue in the fourth quarter of 2004 is expected to increase slightly compared to the amount received in third quarter of 2004.

We recorded our first income from operations in the third quarter of 2004 as a result of our royalty revenue.  Previous quarter’s operating losses fluctuated based on our research and development activities, acquired in-process research and development expenditures and corporate activity, including acquisitions.  Other income (expenses) has been shown separately as the fluctuations in this category can be significant on a quarterly basis, primarily due to foreign exchange gains or (losses) on our US or Canadian dollar denominated cash and cash equivalents and our short-term and long-term investments.

Outstanding Share Data

All outstanding share data and stock option data takes into account the two-for-one stock split effective in early February 2004.

As of September 30, 2004, there were 83,815,825 common shares issued and outstanding for a total of $450.0 million in share capital and there were 8,795,694 stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,019,688 were exercisable) at a weighted average exercise price of CDN$17.45.  As of September 30, 2004, there were 213,096 stock options outstanding in the Cohesion stock option plans (of which 119,330 were exercisable) at a weighted average exercise price of US $10.81.

As of October 25, 2004, there were 83,839,609 common shares issued and outstanding for a total of $450.2 million in share capital and there were 8,755,537 stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,151,425 were exercisable) at a weighted average exercise price of CDN$17.40.  As of October 25, 2004, there were 202,896 stock options outstanding in the Cohesion stock option plans (of which 109,130 were exercisable) at a weighted average exercise price of US $11.02.

Subsequent Events

a)

Consolidation of research and development facilities

In October 2004, we began a process of consolidating our research and development facilities in order to increase efficiency by centralizing certain of our research and development activities.  This process will result in a reduction in the number of our employees at our Palo Alto facility over a nine month period.  We currently estimate total restructuring and termination related costs of approximately $4.5 million.  We expect that approximately $2.5 million of these expenditures will be reflected in our December 31, 2004 quarterly financial results, and approximately $1 million of these expenditures will be reflected in each of our first and second quarter 2005 financial results respectively.

b)

Option for exclusive license

On October 28, 2004, the waiting period related to the proposed grant of an exclusive license to BSC expired without any action by the regulatory agencies to extend the period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act.  We gave BSC formal notice on September 24, 2004 that they have 60 days to elect to acquire the exclusive rights in the coronary vascular field of use.   The expiry of the waiting period triggered the $25.0 million payment to Cook which will be paid out of restricted cash and recorded as an intangible asset, and will be amortized over its estimated useful life of ten years.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance .

While we believe that our available cash, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to finance our operating and capital needs for short-term and long-term requirements, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to continue to conduct our research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval.  In such an event, we intend to seek additional funding through debt, public or private financings, arrangements with corporate partners, and from other sources.  No assurance can be given that additional funding will be available on favourable terms, or at all.  If adequate capital is not available, we may have to substantially reduce or eliminate expenditures in our operations.  Insufficient financing may also require that we relinquish rights to certain of our technologies that we would otherwise develop.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance our activities.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

Third quarter ended September 30, 2004

(unaudited)

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

In accordance with U.S. generally accepted accounting principles

(in thousands of U.S.$)	September 30,	December 31,
As at	2004	2003
	$	$
ASSETS		(Restated -Note 2)
Current
Cash and cash equivalents	83,860	264,129
Short-term investments	137,686	32,665
Accounts receivable	2,564	5,694
Inventories [note 4]	1,549	1,916
Deferred costs	220	1,566
Prepaid expenses and deposits	1,183	1,660
Total current assets	227,062	307,630
Long-term investments [note 5]	73,614	16,801
Property and equipment, net [note 6]	16,439	10,136
Intangible assets, net [note 7]	41,410	30,094
Goodwill	33,303	30,486
Deferred income taxes	5,654	-
Restricted cash [note 12(d)]	25,000	-
Other assets	994	575
	423,476	395,722
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 8]	12,392	7,275
Income taxes payable	591	-
Deferred revenue – current portion	398	4,268
Total current liabilities	13,381	11,543
Deferred revenue	2,000	2,090
Deferred leasehold inducement	2,113	2,272
Deferred income taxes	7,387	2,446
	11,500	6,808
Contingencies [note 11]
Shareholders’ equity
Share capital [note 9] Authorized:
200,000,000 common shares
50,000,000 Class I Preference shares
Common shares issued and outstanding:
September 30, 2004 - 83,815,825
December 31, 2003 - 83,174,522	449,961	443,311
Additional paid in capital	12,364	8,525
Accumulated deficit	(85,901)	(96,872)
Accumulated other comprehensive income	22,171	22,407
Total shareholders’ equity	398,595	377,371
	423,476	395,722

See accompanying notes to the consolidated financial statements

On behalf of the Board:

/s/ David T. Howard                         /s/ Arthur Willms

Director                                            Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Unaudited)

In accordance with U.S. generally accepted accounting principles

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S.$, except share and per	2004	2003	2004	2003
share data)	$	$	$	$
		(Restated – Note 2)		(Restated – Note 2)
REVENUE
Royalty revenue	40,999	1,291	55,896	1,629
Product sales	3,219	1,833	10,299	5,412
License fees	51	1,155	3,358	2,993
	44,269	4,279	69,553	10,034
EXPENSES
License and royalty fees on royalty revenue	6,231	762	9,712	892
Cost of goods sold – product sales	2,034	1,591	5,547	3,465
Research and development	6,366	3,191	18,229	9,030
Selling, general and administrative	5,653	3,115	15,428	11,625
Amortization	1,893	1,684	7,704	4,539
Acquired in-process research and development [note 12(a)]	-	-	6,375	3,555
	22,177	10,343	62,995	33,106
Operating income (loss)	22,092	(6,064)	6,558	(23,072)
Other income (expenses):
Foreign exchange gain (loss)	3,182	(299)	(168)	(10,010)
Investment and other income	1,267	372	4,188	976
Interest expense – capital lease	-	(20)	-	(72)
Total other income (expenses)	4,449	53	4,020	(9,106)
Income (loss) for the period before income taxes	26,541	(6,011)	10,578	(32,178)
Income tax recovery	78	-	393	-
Net income (loss) for the period	26,619	(6,011)	10,971	(32,178)

Basic net income (loss) per common share	0.32	(0.09)	0.13	(0.47)
Diluted net income (loss) per common share	0.31	(0.09)	0.13	(0.47)
Basic weighted average number of common shares outstanding (in thousands)	83,812	70,410	83,609	68,812
Diluted weighted average number of common shares outstanding (in thousands)	86,718	N/A	86,515	N/A

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Unaudited)

In accordance with U.S. generally accepted accounting principles

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S.$)	2004	2003	2004	2003
	$	$	$	$
		(Restated – Note 2)		(Restated – Note 2)
OPERATING ACTIVITIES
Net income (loss) for the period	26,619	(6,011)	10,971	(32,178)
Add items not involving cash:
Amortization	2,028	1,972	7,977	5,310
Unrealized foreign exchange (gain) loss	(2,267)	410	(1,712)	4,639
Deferred leasehold inducement	(66)	(56)	(159)	67
Gain on sale of investment	-	-	(547)	-
Loss on disposal of property and equipment	-	-	-	2
Deferred income taxes	549	-	254	-
Equity income	(192)	-	(332)	-
Stock based compensation expense	1,379	578	3,839	1,471
Acquired in-process research and development	-	-	6,375	3,555
Deferred revenue	328	(1,767)	(3,807)	8,712
Net change in non-cash working capital items relating to operations [note 13]	5,605	663	8,738	(2,459)
Cash provided by (used in) operating activities	33,983	(4,211)	31,597	(10,881)
INVESTING ACTIVITIES
Purchase of short-term investments	(18,572)	(41,005)	(206,621)	(112,491)
Proceeds from short-term investments	48,242	50,756	104,211	108,047
Purchase of long-term investments	(32,952)	(500)	(76,115)	(500)
Proceeds from long-term investments	6,041	-	19,241	-
Purchase of property and equipment	(6,238)	(295)	(8,766)	(1,144)
Proceeds on disposal of property and equipment	-	-	-	5
Acquisition of subsidiaries, net of cash acquired	(11,515)	-	(11,575)	2,050
Acquisition of medical technologies	(6,600)	-	(6,600)	-
Acquired in-process research and development	-	-	(6,375)	-
Restricted cash, net	-	221	(25,000)	418
Other assets	(144)	-	(541)	(503)
Cash provided by (used in) investing activities	(21,738)	9,177	(218,141)	(4,118)
FINANCING ACTIVITIES
Repayments of capital lease obligation	-	-	-	(466)
Share issuance costs	-	(146)	(375)	(146)
Proceeds from stock options exercised	51	6,705	6,650	16,049
Cash provided by financing activities	51	6,559	6,275	15,437
Effect of exchange rate changes on cash and cash equivalents	-	(65)	-	7,117
Net increase (decrease) in cash and cash equivalents during the period	12,296	11,460	(180,269)	7,555
Cash and cash equivalents, beginning of period	71,564	22,408	264,129	26,313
Cash and cash equivalents, end of period	83,860	33,868	83,860	33,868

See accompanying notes to the consolidated financial statements

 Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME

(Unaudited)

In accordance with U.S. generally accepted accounting principles

(in thousands of U.S.$, except share data)	Common	Shares	Additional paid in capital	Accumulated other comprehensive income	Other comprehensive income (loss)	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
	#	$	$	$	$	$	$
Balance at December 31, 2003	83,174,522	443,311	8,525	22,407		(96,872)	377,371
Exercise of stock options	409,270	4,339	-	-	-	-	4,339
Stock based compensation	-	-	1,177	-	-	-	1,177
Other comprehensive income (loss):
Translation adjustment from application of U.S. dollar reporting	-	-	-	(19)	(19)	-	(19)
Unrealized gain on available for sale securities	-	-	-	256	256	-	256
Loss for the period	-	-	-	-	(6,198)	(6,198)	(6,198)
Comprehensive loss for the period					(5,961)
Balance at March 31, 2004	83,583,792	447,650	9,702	22,644		(103,070)	376,926
Exercise of stock options	227,443	2,260	-	-	-	-	2,260
Stock based compensation	-	-	1,283	-	-	-	1,283
Other comprehensive income (loss):
Unrealized loss on available for sale securities	-	-	-	(520)	(520)	-	(520)
Reclassification of unrealized gain on available for sale securities	-	-	-	(688)	(688)	-	(688)
Loss for the period	-	-	-	-	(9,450)	(9,450)	(9,450)
Comprehensive loss for the period					(10,658)
Balance at June 30, 2004	83,811,235	449,910	10,985	21,436		(112,520)	369,811
Exercise of stock options	4,590	51					51
Stock based compensation			1,379				1,379
Other comprehensive income (loss):
Unrealized gain on available for sale securities				735	735		735
Net income for the period					26,619	26,619	26,619
Comprehensive income for the period					27,354
Balance at September 30, 2004	83,815,825	449,961	12,364	22,171		(85,901)	398,595

See accompanying notes to the consolidated financial statements

ANGIOTECH PHARMACEUTICALS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Angiotech Pharmaceuticals, Inc. (the “Company”), was incorporated under the Company Act (British Columbia) on October 12, 1989. The Company is in the business of enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.

1.  BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  Accordingly, certain information and footnote disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations.  These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto filed with the appropriate securities commissions.    These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP"), except as disclosed in note 14.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at September 30, 2004 and for all periods presented, have been made.  The results of operations for the three and nine month periods ended September 30, 2004 are not necessarily indicative of the results for the full year ending December 31, 2004.  All amounts herein have been expressed in United States dollars unless otherwise noted.

2.   ACCOUNTING CHANGES

Effective January 1, 2004, the U.S. dollar became the functional currency of the Company.  In addition, the Company elected to report its consolidated financial statements in accordance with U.S. GAAP and changed its reporting currency to the U.S. dollar from the Canadian dollar. As a result, the following accounting policies have been adopted and represent the changes to those disclosed in note 2 to the Company’s audited consolidated financial statements for the fifteen month period ended December 31, 2003 filed with the appropriate securities commissions.

       a)

Functional and reporting currency and foreign currency translation

Effective January 1, 2004, the Company changed its functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which it operates as a result of increasing U.S. dollar denominated revenues and expenditures.  Concurrent with the change in its functional currency, the Company adopted the U.S. dollar as its reporting currency.  The consolidated financial statements of the Company for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency have been translated into the U.S. reporting currency using the current rate method as follows:  assets and liabilities using the rate of exchange prevailing at the balance sheet date; shareholders’ equity using the applicable historic rate; and revenue and expenses using a weighted average rate of exchange for the respective periods.  Translation gains and losses have been included as part of the cumulative foreign currency translation adjustment which has been reported as a component of shareholders’ equity.

For periods commencing January 1, 2004, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of the income for the period.

b)

Changes in accounting policies relating to adoption of U.S. GAAP

All accounting policies are the same as described in note 2 to the Company’s audited consolidated financial statements for the fifteen month period ended December 31, 2003 included in the Company’s 2003 Annual Report filed with the appropriate securities commissions except for the following which have been retroactively adopted to comply with U.S. GAAP:

Research and development

Research and development costs including in-process research and development are expensed in the year incurred. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed.

Income taxes

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards.  A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Short and long-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term and long-term investments that are classified as available-for-sale are carried at market value with unrealized gains or losses reflected as a component of other comprehensive income.

Long-term investments where the Company exercises significant influence are accounted for using the equity method. The Company reviews its long-term investments for indications of impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations, and financial position of the investee and other evidence supporting the net realizable value of the investment.  Whenever events or changes in circumstances indicate the carrying amount may not be recoverable and the impact of these events is determined to be other than temporary, the investment is written down to its estimated net realizable value and the resulting losses are included in the determination of the loss for the period.

       c)

Recent pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), ‘‘Consolidation of Variable Interest Entities’’ and in December 2003 issued a revision to FIN 46 (“FIN 46R”).  FIN 46 and FIN 46R require consolidation of a variable interest entity by the primary beneficiary of the entity’s expected results of operations.  The adoption of FIN 46 and FIN 46R did not have an effect on the Company’s consolidated financial position or results of operations.

3.   ACQUISITIONS

NeuColl, Inc.

On August 6, 2004, the Company completed the step acquisition of NeuColl, Inc. (“NeuColl”), a privately held U.S. based orthobiologics company, for cash consideration.  NeuColl was acquired primarily for the intellectual property related to its collagen-based products.  On January 31, 2003, through the acquisition of Cohesion Technologies, Inc., the Company acquired a 38.6% equity interest in NeuColl Inc., a US$200,000 convertible debenture and 3,000,000 warrants to purchase common shares of NeuColl at US$0.50 per share that were due to expire on February 1, 2006.  In July 2003, Cohesion exercised 1,000,000 of the warrants at a cost of US$500,000, increasing the Company’s equity interest to 46.6%.  Book values of the Company’s equity interest at the time of each initial investment approximated fair market value.  In the final step, the Company acquired all of the remaining outstanding common and preferred shares of NeuColl for cash consideration of $13.4 million.

The acquisition was accounted for as a step acquisition using the purchase method of accounting.  The Company has recognized its equity interest in the results of NeuColl for the period January 31, 2003, the date it acquired significant influence, to August 6, 2004, the date of acquisition of control.  The assets, liabilities, revenue and expenses of NeuColl have been included in the consolidated financial statements of the Company from August 6, 2004.  Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on the preliminary fair values on the date of acquisition as follows:

(in thousands of U.S.$)	$

Cash	1,485
Other current assets	1,365
Property and equipment	207
Other non-current assets	15
Identifiable intangible assets	10,241
Goodwill	4,363
Current liabilities	(587)
Deferred income tax liability	(2,443)
14,646
Consideration:
Initial investments, including accumulated equity income	1,224
Cash paid to shareholders	12,895
Liabilities assumed	404
Acquisition costs	123
14,646

The Company is in the process of finalizing certain elements of the purchase price equation and expects to finalize the allocation in the fourth quarter of 2004.

Description of acquisition

Located in Los Gatos, California, NeuColl is engaged in the development and commercialization of collagen-based products for orthopedic and spinal applications.

Identifiable intangible assets

At the acquisition date, NeuColl had distribution relationships with identifiable benefits.  The distribution relationships were valued using a discounted cash flow approach using an after-tax discount rate of 17% to 18%, resulting in an allocated fair value of $8.7 million at the date of acquisition, and will be amortized over 10 years.  The Company also allocated $1.5 million to other identifiable intangible assets which will be amortized over varying terms of 2 to 5 years.

4.    INVENTORIES

(in thousands of U.S.$)	September 30, 2004 $	December 31, 2003 $
Raw materials	1,085	303
Work in process	103	770
Finished goods	361	843
	1,549	1,916

5.   LONG-TERM INVESTMENTS

(in thousands of U.S.$)	September 30, 2004 $	December 31, 2003 $
Investments accounted for by the equity method:
NeuColl, Inc. [note 3]	-	700
Available for sale securities	73,614	16,101
	73,614	16,801

In July 2004, the Company entered into an investment agreement to acquire 5,681,818 common shares, or approximately 12.2%, of Orthovita, Inc. for $25.0 million. The investment has been recorded as a long-term available for sale security.

6.   PROPERTY AND EQUIPMENT

		Accumulated	Net book
	Cost	Amortization	value
(in thousands of U.S.$)	$	$	$
September 30, 2004
Computer equipment	3,956	2,027	1,929
Research equipment	3,605	1,590	2,015
Manufacturing equipment	1,763	764	999
Office furniture and equipment	1,889	690	1,199
Leasehold improvements	7,085	2,298	4,787
Building	3,041	31	3,010
Land	2,500	-	2,500
	23,839	7,400	16,439

		Accumulated	Net book
	Cost	Amortization	value
(in thousands of U.S.$)	$	$	$
December 31, 2003
Computer equipment	3,177	1,446	1,731
Research equipment	2,640	1,409	1,231
Manufacturing equipment	1,490	335	1,155
Office furniture and equipment	1,379	399	980
Leasehold improvements	6,486	1,447	5,039
	15,172	5,036	10,136

7.   INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	Amortization	Value
(in thousands of U.S.$)	$	$	$
September 30, 2004
Medical technologies	8,666	768	7,898
Developed product technologies	24,518	10,141	14,377
Core technologies	9,389	1,326	8,063
Distribution relationships	8,699	172	8,527
Other	2,758	213	2,545
	54,030	12,620	41,410

		Accumulated	Net book
	Cost	amortization	Value
(in thousands of U.S.$)	$	$	$
December 31, 2003
Medical technologies	2,066	562	1,504
Developed product technologies	24,518	6,033	18,485
Core technologies	9,389	500	8,889
Other	1,216	-	1,216
	37,189	7,095	30,094

8.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands of U.S.$)	September 30, 2004 $	December 31, 2003 $
Trade accounts payable	2,083	1,978
Accrued license and royalty fees	6,201	1,756
Employee-related accruals	1,647	2,080
Other accrued liabilities	2,461	1,461
	12,392	7,275

9.    SHARE CAPITAL

On January 20, 2004, effective February 4, 2004, the shareholders of the Company authorized a 2 for 1 stock split of the Company’s common shares. All common share capital, options and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock split.

During the three and nine month periods ended September 30, 2004, the Company issued 4,590 and 641,303 common shares respectively upon exercise of stock options.

a)

Stock Options

Angiotech Pharmaceuticals, Inc.

In January 2004, the shareholders approved the adoption of the 2004 Stock Option Plan (“2004 Plan”) which superceded the previous stock option plan.  The 2004 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable options to purchase up to 9,960,270 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company.  The exercise price of the options is fixed by the Board of Directors but generally will be at least equal to the market price of the common shares at the date of grant and for options granted under the 2004 Plan, the term may not exceed five years.  For options grandfathered from the previous stock option plan, the term did not exceed 10 years.  Options granted are also subject to certain vesting provisions.

At September 30, 2004, the Company had 8,795,694 stock options outstanding (of which 6,019,688 are exercisable) at a weighted average exercise price of CDN$17.45 per share, expiring at various dates from February 5, 2006 to August 3, 2013.

A summary of the stock option transactions for the nine months ended September 30, 2004 is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN $)
Outstanding at December 31, 2003	7,836,164	$14.52
Granted	1,450,395	$31.86
Exercised	(309,678)	$13.35
Outstanding at March 31, 2004	8,976,881	$17.36
Granted	99,100	$27.75
Exercised	(209,491)	$13.59
Cancelled	(69,762)	$31.25
Outstanding at June 30, 2004	8,796,728	$17.46
Granted	14,899	$24.25
Exercised	(3,542)	$14.99
Cancelled	(12,391)	$31.91
Outstanding at September 30, 2004	8,795,694	$17.45

Cohesion Technologies, Inc. (“Cohesion”)

Upon the acquisition of Cohesion in January 2003, the Company assumed stock options outstanding under Cohesion's stock option plans including the 1998 Stock Option Plan.  At September 30, 2004, the Company had 213,096 stock options outstanding (of which 119,330 are exercisable) at a weighted average exercise price of US $10.81 per share, expiring at various dates from May 12, 2005 to June 3, 2013.  Each Cohesion stock option is converted into one Angiotech common share upon exercise.

A summary of the Cohesion stock option transactions for the nine months ended September 30, 2004 is as follows:

	No. of Optioned Shares	Weighted average exercise price ( in U.S.$)
Outstanding at December 31, 2003	333,120	$11.14
Exercised	(99,592)	$12.11
Outstanding at March 31, 2004	233,528	$10.73
Exercised	(17,952)	$ 8.87
Cancelled	(1,392)	$23.57
Outstanding at June 30, 2004	214,184	$10.81
Exercised	(1,048)	$ 8.58
Cancelled	(40)	$20.04
Outstanding at September 30, 2004	213,096	$10.81

Stock options outstanding

The options outstanding under all option plans are as follows:

	Options outstanding September 30, 2004			Options exercisable September 30, 2004
Range of exercise prices	Number of common shares issuable	Remaining Contractual life (years)	Weighted average exercise price	Number of common shares issued	Weighted average exercise price
The following options are exercisable in CDN$:
$0.69	114,000	1.35	$0.69	114,000	$0.69
$2.25-$3.03	401,812	4.04	$2.80	401,812	$2.80
$3.75-$4.24	503,614	5.18	$4.23	503,614	$4.23
$11.46-$14.84	3,323,426	7.06	$13.59	2,395,230	$13.56
$15.10-$19.75	1,438,928	6.35	$16.94	1,287,900	$16.98
$21.39-$32.90	3,013,914	5.58	$26.73	1,317,132	$23.75
	8,795,694	6.21	$17.45	6,019,688	$14.78

	Options outstanding September 30, 2004			Options exercisable September 30, 2004
Range of exercise prices	Number of common shares issuable	Remaining Contractual life (years)	Weighted average exercise price	Number of common shares issued	Weighted average exercise price
The following options are exercisable in US$:
US $4.58-$5.67	16,940	7.53	$5.33	16,940	$5.33
US $6.41-$9.60	139,955	7.70	$9.12	59,108	$8.46
US $10.37-$13.09	14,232	4.23	$12.31	14,232	$12.31
US $15.10-$17.23	29,598	7.54	$15.85	16,678	$16.44
US $20.04-$24.58	12,371	5.68	$23.75	12,372	$23.75
	213,096	7.32	$10.81	119,330	$11.17

b)

Stock based compensation expense

The Company recorded stock based compensation expense of $1,379,000 and $3,839,000 for the three and nine month periods ended September 30, 2004 respectively ($578,000 and $1,471,000 for the three and nine month periods ended September 30, 2003 respectively) relating to awards granted under its stock option plan, modified or settled subsequent to October 1, 2002.  The estimated fair value of the stock options issued during the three month period ended September 30, 2004 was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Dividend Yield	Nil	Nil	Nil	Nil
Annualized Volatility	45.1%	67.5%	46.6%	67.5%
Risk-free Interest Rate	3.45%	3.92%	2.91%	3.92%
Expected Life (Years)	3	3	3	3

The estimated fair value of the options granted to the Company’s officers, directors, and employees in the three month period ended September 30, 2004 is amortized to expense on a straight-line basis over the vesting period resulting in compensation expense of $1,000, which is included in the amount of $1,379,000 above.  The weighted average fair value of stock options granted in the three month period ended September 30, 2004 was CDN$8.24.

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

c)

Pro forma information – Stock based compensation

The following pro forma financial information presents the income (loss) for the period and basic and diluted income (loss) per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to October 1, 2002.  The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

Applying the above, supplemental disclosure of pro forma income (loss) and income (loss) per share is as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S.$, except per share	2004	2003	2004	2003
amounts)	$	$	$	$
Income (loss) for the period	26,619	(6,011)	10,971	(32,178)
Add: Stock based employee compensation expense included in reported loss above	1,379	578	3,839	1,471
Deduct: Total stock based employee compensation expense using fair value based method for all awards	(3,640)	(2,536)	(10,571)	(8,381)
Pro forma income (loss) for the period	24,358	(7,969)	4,239	(39,088)
Basic income (loss) per common share
As reported	0.32	(0.09)	0.13	(0.47)
Pro forma	0.29	(0.11)	0.05	(0.57)
Diluted income (loss) per common share
As reported	0.31	(0.09)	0.13	(0.47)
Pro forma	0.28	(0.11)	0.05	(0.57)

10.  SEGMENTED FINANCIAL INFORMATION

The Company operates in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterial products.

Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants.  Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic inflammatory diseases such as rheumatoid arthritis and psoriasis. Non-drug loaded biomaterial products comprise the research and development of products to facilitate the performance of surgical procedures, including bioresorbable hemostatic devices and biosealants for tissue repair and regeneration.

The Company does not separate total assets and property and equipment in evaluating segment performance for medical device coatings/implants and therapeutics, however, separate data is available for non-drug loaded biomaterial products. The Company evaluates segment performance based on segment profit or loss which includes an allocation of property and equipment and medical technology amortization based upon estimated usage during the period.

(in thousands of U.S.$)	September 30, 2004 $	December 31, 2003 $
Total assets – medical devices/therapeutics	354,291	346,921
Property and equipment – medical devices/therapeutics	9,447	8,439

Total assets – biomaterial products	69,185	48,801
Property and equipment – biomaterial products	6,992	1,697

Goodwill arising from the acquisition of Cohesion ($20,684,000) and the acquisition of NeuColl ($4,363,000) has been allocated to the biomaterial products segment.  Goodwill arising from the acquisition of STS ($8,256,000) has been allocated to the medical devices segment.

Also for purposes of evaluating segment performance, corporate general and administration expenses are allocated to the segments based upon estimated usage during the period. The unallocated corporate general and administration expenses and amortization of property and equipment are included in non-allocable expenses. Investment and other income and foreign exchange gain (loss) is not allocated between segments.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
(in thousands of U.S.$)	$	$	$	$
Revenue from external customers
Medical device coatings/implants	42,062	1,403	59,277	1,956
Biomaterial products	2,207	2,876	10,276	8,078
Total revenue for reportable segments	44,269	4,279	69,553	10,034
Income (loss) for reportable segments for the period
Medical device coatings/implants	28,000	(2,287)	21,854	(7,590)
Therapeutics	(360)	(643)	(1,345)	(1,785)
Biomaterial products	(3,097)	(1,881)	(5,975)	(10,062)
Total income (loss) for reportable segments for the period	24,543	(4,811)	14,534	(19,437)
Non-allocable corporate expenses	(2,373)	(1,253)	(7,583)	(3,635)
Total other (expense) income	4,449	53	4,020	(9,106)
Income (loss) for the period	26,619	(6,011)	10,971	(32,178)

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or collaborators:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
(in thousands of U.S.$)	$	$	$	$
United States	98%	99%	96%	90%
Other	2%	1%	4%	10%
	100%	100%	100%	100%

Long-lived assets including goodwill:

(in thousands of U.S.$)	September 30, 2004 $	December 31, 2003 $
Canada	9,624	8,944
United States	64,265	61,772
Switzerland	12,734	-
Netherlands	4,529	-
	91,152	70,716

Economic dependency

During the three and nine month periods ended September 30, 2004, revenue from one licensee in the medical device coatings/implants segment represents approximately 91% and 78% of total revenue respectively.  The Company had accounts receivable of $667,000 at September 30, 2004 ($3,453,000 at December 31, 2003) due from a customer in the biomaterials products segment.

11.  CONTINGENCIES

 (a)   The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

 (b)  Oppositions have been filed with respect to a granted European patent that relates to certain products. The Opposition Division found that some of the claims in the patent, which do not recite stent devices, were invalid. The decision of the Opposition Division was appealed to a Board of Appeal of the European Patent Office. The Board of Appeal has remanded the case to the Opposition Division for further consideration of the claims which were granted by the European Patent Office, and a hearing is scheduled for January 24, 2005.  An opposition has also been filed by a third party against one of our Japanese patents that relate to stents.  An adverse decision by an Opposition Division in any country, or subsequently, by a Board of Appeal, could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent. The outcome of these cases before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

 (c)  The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

12.  LICENSE AGREEMENTS

 (a)  Poly-Med Inc.

In April 2004, the Company entered into a License Agreement with Poly-Med, Inc. for a portfolio of biomaterial, drug delivery and medical device technologies.   The Company also entered into a Research Agreement to collaborate with Poly-Med on research to develop products derived from the licensed technologies, and explore the application of these technologies to drug-loaded medical device and biomaterial research efforts already underway at the Company. An initial upfront license payment of $6.4 million was made to Poly-Med upon execution of the License Agreement.  The amount was expensed and treated as acquired in-process research and development as the technology is at an early stage of development, not currently determined to be technologically feasible and did not have any alternative future use.  The Company also has additional payments due under the license agreement in the amount of $1 million in each of April 2005 and April 2006, subject to future performance by both parties.

(b)  Orthovita, Inc.

In July 2004, the Company entered into a North American sales and distribution agreement with Orthovita for the Company’s CoStasis® Surgical Hemostat product.   Orthovita will assume all sales, marketing and distribution responsibilities of the product and the Company will be responsible for manufacturing.  This product will be rebranded over the next several months for use in spine and orthopedic surgery under the brand name VITAGEL TM.

(c)  Massachusetts Institute of Technology (“MIT”) and Johns Hopkins University (“JHU”).

In September 2004, the Company entered into a License Agreement with MIT and JHU granting the Company exclusive and non-exclusive rights to patents for the use of biocompatible polymers for delivery of chemotherapeutic drugs.  In exchange for these rights, the Company made an initial up-front license payment of $6.6 million to Guilford Pharmaceuticals, Inc., the company that had previously licensed the patents.  As the technology is currently in use in commercial products and was determined to have alternative future use, the upfront payment has been capitalized and will be amortized over its estimated useful life of ten years.

(d)  Cook, Incorporated

In September 2004, the Company amended its 1997 license agreement with Cook to accommodate Cook’s election to exit and return all rights regarding the coronary vascular field and to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents.  The Company made a $25.0 million upfront license payment to Cook upon execution of the amended agreement.  At September 30, 2004, the payment is held in trust and has been recorded as restricted cash pending receipt of regulatory approval by Boston Scientific Corporation for exclusivity in the paclitaxel-eluting coronary vascular field.  Once regulatory approval is obtained, the $25.0 million will be recorded as an intangible asset and will be amortized over its estimated useful life of ten years [note 16(b)].

13.  CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS AND SUPPLEMENTAL CASH FLOW INFORMATION

The change in non-cash working capital items relating to operations are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
(in thousands of U.S.$)	$	$	$	$

Accrued interest on short-term and long-term investments	(421)	(7)	(1,217)	151
Accounts receivable	1,668	37	3,652	(564)
Inventories	226	(487)	978	(928)
Prepaid expenses and deposits	919	170	612	999
Accounts payable and accrued liabilities	3,512	1,348	4,596	(1,002)
Income taxes payable	(683)	-	(1,229)	-
Deferred costs	384	(398)	1,346	(1,115)
	5,605	663	8,738	(2,459)

Supplemental disclosure:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
(in thousands of U.S.$)	$	$	$	$
Income taxes paid	-	-	626	-

14.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to Canadian generally accepted accounting principles (“Canadian GAAP”), except for the following differences:

 (a)   Under Canadian GAAP, when a research and development project meets Canadian GAAP criteria for deferral and amortization, amounts paid for medical technologies are capitalized and amortized over its expected useful life.

 (b)  Under Canadian GAAP, in-process research and development that meets certain criteria for deferral and amortization is capitalized as an intangible asset and is amortized over its expected useful life.  On January 31, 2003 and December 4, 2003, the Company acquired in-process research and development in the acquisitions of Cohesion and STS of $3,555,000 and $3,084,000 respectively.  Accordingly, these amounts have been capitalized for Canadian GAAP purposes.  Amortization of in-process research and development is provided using the straight-line method over 7-10 years and amounted to $207,000 and $621,000 for the three and nine month periods ended September 30, 2004 respectively (September 30, 2003 - $137,000 and $359,000 respectively).

For Canadian GAAP purposes, the Company recorded an additional future income tax liability of $1,171,000 on the difference between the carrying value and tax base of the in-process research and development capitalized in the STS acquisition.  During the quarter ended September 30, 2004, the future income tax recovery was adjusted by $29,000 for Canadian GAAP purposes to reflect the reduction in the temporary difference due to the amortization of the STS in-process research and development.

 (c)   Under Canadian GAAP, short-term and long-term investments classified as available for sale are recorded at the lower of cost plus accrued interest and market.  Accordingly, unrealized gains on available for sale securities of $157,000 included in other comprehensive income have been reversed for Canadian GAAP purposes.

 (d)

If Canadian GAAP were followed:

(i)  the effect on the Statements of Income (Loss) and Deficit would be:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S.$, except share and per	2004	2003	2004	2003
share data)	$	$	$	$
Income (loss) for the period, U.S. GAAP	26,619	(6,011)	10,971	(32,178)
Adjustment for medical technologies expense and amortization (a)	-	(263)	(2)	(773)
Adjustment for amortization of in-process research and development (b)	(207)	(137)	(621)	(359)
Adjustment for purchase of in-process research and development (b)	-	-	-	3,555
Adjustment for FIT recovery on amortization of in-process research and development (b)	29		88	-
Other	11	31	44	68
Income (loss) for the period, Canadian GAAP	26,452	(6,380)	10,480	(29,687)
Basic income (loss) per common share, Canadian GAAP	0.32	(0.09)	0.13	(0.43)
Diluted income (loss) per common share, Canadian GAAP	0.31	(0.09)	0.12	(0.43)
Basic weighted average number of common shares (in thousands)	83,812	70,410	83,609	68,812
Diluted weighted average number of common shares (in thousands)	86,718	N/A	86,515	N/A

(ii)  Balance Sheet items which would differ under Canadian GAAP are as follows:

	September 30, 2004	December 31, 2003
(in thousands of U.S.$)	$	$
Intangible assets	47,177	36,483
Goodwill	34,474	31,657
Short-term investments	137,712	32,665
Long term investments	73,431	16,427
Total assets	430,257	402,906
Future income tax liability	8,470	3,617
Contributed surplus	10,068	6,273
Cumulative translation adjustment	22,100	22,119
Accumulated other comprehensive income	-	-
Deficit	77,837	88,317

 (e)   Pro-forma information –Stock based compensation

The following pro-forma financial information as required by The Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments” presents the income (loss) for the period and basic and diluted income (loss) per common share had the Company recognized stock based compensation using a fair value based method for all stock based awards granted, modified or settled prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro-forma assumptions.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S.$, except share and	2004	2003	2004	2003
per share data)	$	$	$	$
Income (loss) for the period, Canadian GAAP	26,452	(6,380)	10,480	(29,687)
Add: Stock based compensation expense included in reported loss above	1,368	547	3,795	1,403
Deduct: Total stock based compensation expense using fair value based method for all awards	(3,640)	(2,536)	(10,571)	(8,381)
Pro-forma income (loss) for the period, Canadian GAAP	24,180	(8,369)	3,704	(36,665)
Basic pro-forma income (loss) per common share, Canadian GAAP	0.29	(0.12)	0.04	(0.53)
Diluted pro-forma income (loss) per common share, Canadian GAAP	0.28	(0.12)	0.04	(0.53)
Basic weighted average number of common shares (in thousands)	83,812	70,410	83,609	68,812
Diluted weighted average number of common shares (in thousands)	86,718	N/A	86,515	N/A

15.  OTHER INFORMATION

The following presents the conversion of the Company’s comparative financial information from Canadian dollars and Canadian GAAP to U.S. dollars and U.S. GAAP:

a)  Balance sheet at December 31, 2003

	As previously reported	As restated
	Canadian GAAP	U.S. GAAP
(in thousands)	CDN$	U.S.$
ASSETS
Current
Cash and cash equivalents	341,361	264,129
Short-term investments	42,216	32,665
Accounts receivable	7,358	5,694
Inventories	2,476	1,916
Deferred costs	2,024	1,566
Prepaid expenses and deposits	2,145	1,660
Total current assets	397,580	307,630
Long-term investments	21,230	16,801
Property and equipment, net	13,100	10,136
Intangible assets, net	47,150	30,094
Goodwill	40,913	30,486
Other assets	743	575
	520,716	395,722
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	9,401	7,275
Deferred revenue – current portion	5,516	4,268
Total current liabilities	14,917	11,543
Deferred revenue	2,701	2,090
Deferred leasehold inducement	2,937	2,272
Deferred income taxes	4,674	2,446
	10,312	6,808
Shareholders’ equity
Share capital	622,391	443,311
Additional paid in capital	9,060	8,525
Accumulated deficit	(127,885)	(96,872)
Accumulated other comprehensive income	(8,079)	22,407
Total shareholders’ equity	495,487	377,371
	520,716	395,722

b)  Statement of loss and deficit for the three and nine months ended September 30, 2003:

	Three Months Ended September 30, 2003		Nine Months Ended September 30, 2003
	As previously reported	As restated	As previously reported	As restated
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
(in thousands, except per share data)	CDN$	U.S.$	CDN$	U.S.$

REVENUE
Royalty revenue	1,760	1,291	2,231	1,629
Product sales	2,514	1,833	7,694	5,412
License fees	1,593	1,155	4,169	2,993
	5,867	4,279	14,094	10,034
EXPENSES
License and royalty fees on royalty revenue	1,106	812	1,301	942
Cost of goods sold – product sales	2,194	1,591	4,870	3,465
Research and development	3,906	3,141	12,012	8,980
Selling, general and administrative	3,928	3,115	15,894	11,625
Amortization	2,876	1,684	7,958	4,539
Acquired in-process research and development	-	-	-	3,555
	14,010	10,343	42,035	33,106
Operating loss	(8,143)	(6,064)	(27,941)	(23,072)

Other income (expenses):
Foreign exchange loss	(397)	(299)	(14,499)	(10,010)
Investment and other income	515	372	1,394	976
Interest expense – capital lease	(28)	(20)	(101)	(72)
Total other income (expenses)	90	53	(13,206)	(9,106)
Loss for the period	(8,053)	(6,011)	(41,147)	(32,178)

Basic and diluted loss per common share	(0.11)	(0.09)	(0.59)	(0.43)

c)  Statement of cash flows for the three and nine months ended September 30, 2003:

	Three Months Ended September 30, 2003		Nine Months Ended September 30, 2003
	As previously reported	As restated	As previously reported	As restated
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
(in thousands)	CDN$	U.S.$	CDN$	U.S.$

OPERATING ACTIVITIES
Loss for the period	(8,799)	(6,011)	(42,561)	(32,178)
Add items not involving cash:
Amortization	3,273	1,972	9,066	5,310
In-process research and development	-	-	-	3,555
Unrealized foreign exchange loss	583	410	6,601	4,639
Deferred leasehold inducement	(77)	(56)	(88)	67
Loss on disposal of property and equipment	-	-	3	2
Stock based compensation expense	746	578	1,948	1,471
Deferred revenue	(2,486)	(1,767)	12,135	8,712
Net change in non-cash working capital items relating to operations	1,003	663	(3,616)	(2,459
Cash used in operating activities	(5,757)	(4,211)	(16,512)	(10,881)

INVESTING ACTIVITIES
Purchase of short-term investments	(56,389)	(41,005)	(158,767)	(112,491)
Proceeds from short-term investments	69,358	50,756	155,309	108,047
Purchase of long-term investments	(704)	(500)	(704)	(500)
Purchase of property and equipment	(437)	(295)	(1,678)	(1,144)
Proceeds on disposal of property and equipment	-	-	8	5
Acquisition of Cohesion	-	-	3,230	2,050
Restricted cash	299	221	590	418
Other assets	-	-	(648)	(503)
Cash provided by (used in) investing activities	12,127	9,177	(2,660)	(4,118)

FINANCING ACTIVITIES
Repayments of capital lease obligation	-	-	(657)	(466)
Proceeds from stock options exercised	9,230	6,705	22,356	16,049
Deferred share issuance costs	(197)	(146)	(197)	(146)
Cash provided by financing activities	9,033	6,559	21,502	8,878
Effect of exchange rate changes on cash and cash equivalents	(32)	(65)	34	7,117
Net increase in cash and cash equivalents during the period	15,371	11,460	2,364	7,555
Cash and cash equivalents, beginning of period	28,555	22,408	41,562	26,313
Cash and cash equivalents, end of period	43,926	33,868	43,926	33,868

16.  SUBSEQUENT EVENTS

(a)  Consolidation of research and development facilities

In October 2004, the Company began a process of consolidating its research and development facilities by centralizing certain research and development activities.  This process will result in a reduction of personnel at the Company’s Palo Alto facility over a nine month period.  The Company estimates total restructuring and termination related costs of approximately $4.5 million.  Of this amount, the Company estimates that approximately $2.5 million of the expenditures will be recorded in the fourth quarter of 2004 and approximately $1.0 million of the expenditures in each of the first and second quarters of 2005.

(b)  Option for exclusive license

On October 28, 2004, the waiting period related to the proposed grant of an exclusive license to Boston Scientific with respect to the use of paclitaxel and other agents on medical devices in the coronary vascular field of use expired without any action by the regulatory agencies to extend the period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act.   As a result, the $25 million payment to Cook was paid out of restricted cash, was recorded as an intangible asset and will be amortized over its estimated useful life of ten years.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Dr. William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATE:

November 4, 2004

/s/ Dr. William L. Hunter

Per:

Dr. William L. Hunter, President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Mr. David M. Hall, Chief Financial Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATE:

November 4, 2004

/s/ David M. Hall

Per:

Mr. David M. Hall, Chief Financial Officer